UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

JetPay Corporation

(Name of Subject Company)

JetPay Corporation

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

SERIES A-1 CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

SERIES A-2 CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

477177109

(CUSIP Number of Class of Securities)

Gregory M. Krzemien

Chief Financial Officer

JetPay Corporation

7450 Tilghman Street, Suite 170

Allentown, PA 18106

Tel: (610) 797-9500

With copies to:

James A. Lebovitz, Esq.

Ian Hartman, Esq.

Dechert LLP

Cira Centre

Philadelphia, PA

Tel: (215) 994-4000

Fax: (215) 994-2222

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.        SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is JetPay Corporation, a Delaware corporation (the “Company” or “JetPay”). The Company’s principal executive office is located at 7450 Tilghman Street, Suite 170, Allentown, PA 18106. The Company’s telephone number at such address is (610) 797-9500.

Securities

The title of the classes of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Common Shares”), Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares”), Series A-1 Convertible Preferred Stock, par value $0.001 per share (the “Series A-1 Preferred Shares”) and Series A-2 Convertible Preferred Stock, par value $0.001 per share (the “Series A-2 Preferred Shares” and, together with the Series A Preferred Shares and Series A-1 Preferred Shares, the “Preferred Shares”). As of the close of business on October 18, 2018, there were (i) 15,524,770 Common Shares issued and outstanding, (ii) 133,333 Series A Preferred Shares issued and outstanding, (iii) 9,000 Series A-1 Preferred Shares issued and outstanding, (iv) no Series A-2 Preferred Shares issued and outstanding, (v) stock options (“Company Options”) with respect to an aggregate of 2,751,248 Common Shares outstanding and (vi) warrants to purchase up to an aggregate of 266,667 Common Shares issued and outstanding (“Warrants”).

ITEM 2.        IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Orwell Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of NCR Corporation, a Maryland corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2018 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase:

•	all of the issued and outstanding Common Shares at a purchase price of $5.05 per Common Share (the “Common Share Offer Price”);

•

all of the issued and outstanding Series A Preferred Shares at a price per Series A Preferred Share equal to the greater of (A) the Series A Liquidation Value of such Series A Preferred Share and (B) the amount of proceeds that the holder of such Series A Preferred Share would receive if such Series A Preferred Share was converted into Common Shares pursuant to the Series A Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion (the “Series A Offer Price”);

•

all of the issued and outstanding Series A-1 Preferred Shares at a price per Series A-1 Preferred Share equal to the greater of (A) the Series A-1 Liquidation Value of such Series A-1 Preferred Share and (B) the amount of proceeds that the holder of such Series A-1 Preferred Share would receive if such Series A-1 Preferred Share was converted into Common Shares pursuant to the Series A-1 Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion (the “Series A-1 Offer Price”); and

•

all of the issued and outstanding Series A-2 Preferred Shares at a price per Series A-2 Preferred Share equal to the greater of (A) the Series A-2 Liquidation Value of such Series A-2 Preferred Share and (B) the amount of proceeds that the holder of such Series A-2 Preferred Share would receive if such Series A-2 Preferred Share was converted into Common Shares pursuant to the Series A-2 Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion (the “Series A-2 Offer Price” and, together with the Common Share Offer Price, the Series A Offer Price and the Series A-1 Offer Price, the “Offer Prices”),

in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 19, 2018 (as amended or modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. The Merger Agreement provides, among other things, that following the consummation of the Offer (the “Offer Closing”) and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transactions”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Common Share and Preferred Share not acquired in the Offer (other than Common Shares and Preferred Shares owned by Parent, Merger Sub or the Company or any of their respective subsidiaries, including shares held by the Company as treasury stock, or by holders of Common Shares who properly exercise appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (as amended, the “DGCL”)) will be cancelled and converted into the right to receive an amount in cash equal to the Common Share Offer Price, the Series A Offer Price, the Series A-1 Offer Price or the Series A-2 Offer Price, as applicable, without interest.

The treatment of outstanding Company Options, granted under the Company’s stock plans, including awards of Company Options, is discussed below under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Common Shares and Company Options in the Merger” and “—Employment Agreements and other Arrangements with Executive Officers.”

The Merger Agreement provides that the Merger will be consummated pursuant to Section 251(h) of the DGCL by filing a certificate of merger with the Secretary of State of the State of Delaware, in such form as required by and executed in accordance with the relevant provisions of the DGCL. Because the Merger will be effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

The Offer is initially scheduled to expire at 11:59 p.m., Philadelphia, Pennsylvania time, on December 4, 2018, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Offer Expiration Time”).

The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Merger Sub is 864 Spring Street, Atlanta, Georgia 30308 and the telephone number at such principal offices (937) 445-1936.

For the reasons described in more detail below, the board of directors of the Company (the “Board”) unanimously recommends that the Company’s stockholders accept the Offer and tender their Common Shares and Preferred Shares pursuant to the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

ITEM 3.        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand and (ii) either (x) the Company or any of the Company’s executive officers, directors or affiliates or (y) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand. In considering the recommendation of the Board, you should be aware that the Company’s directors and executive officers have interests in the Offer that are different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in making its recommendation.

Relationship with Parent, Merger Sub and Certain of Their Affiliates

Merger Agreement

On October 19, 2018, the Company, Parent and Merger Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11 (Background of the Offer; Contacts with JetPay; The Merger Agreement) of the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Holders of Common Shares and Preferred Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Merger Sub, their respective businesses or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were made solely for the benefit of the parties thereto and may be subject to qualifications and limitations agreed upon by the parties. In particular, the representations, warranties and covenants contained in the Merger Agreement and described in the Offer to Purchase were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Schedule 14D-9, the Offer to Purchase or the parties’ public disclosures. Investors are not third-party beneficiaries under the Merger Agreement, except that from and after the Effective Time, investors shall be third-party beneficiaries of Merger Sub’s obligation to pay the Merger Consideration in the Merger. Accordingly, investors and stockholders are strongly encouraged not to rely on such representations, warranties and covenants as characterizations of the actual state of facts or condition of the Company, Parent, Merger Sub, any of their respective subsidiaries or affiliates, or any other party.

Confidentiality Agreement

On August 4, 2018, Parent entered into a confidentiality agreement with the Company (the “Parent Confidentiality Agreement”). Under the Parent Confidentiality Agreement, Parent agreed to, among other things, (i) keep all non-public information concerning the Company confidential (subject to certain exceptions)

and to use such information solely for the purpose of evaluating a possible transaction with the Company, (ii) certain customary “standstill” restrictions with respect to the Company for an eighteen-month period after the date of the Parent Confidentiality Agreement and (iii) certain non-solicitation restrictions with respect to certain senior management personnel of the Company for a two-year period after the date of the Parent Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Parent Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into six Tender and Support Agreements, each dated October 19, 2018 (the “Tender and Support Agreements”) with each of (i) Diane (Vogt) Faro, Chief Executive Officer of the Company, (ii) Gregory M. Krzemien, Chief Financial Officer of the Company, (iii) Peter B. Davidson, Vice Chairman and Corporate Secretary of the Company, (iv) Laurence L. Stone, a director of the Company, (v) Sundara Investment Partners, LLC (“Sundara”), a holder of Series A Preferred Shares controlled by Laurence L. Stone and (vi) Flexpoint Fund II, L.P. (“Flexpoint”), a holder of Series A Preferred Shares (collectively, the “Supporting Stockholders”) with respect to, subject to certain exceptions, all Company Options, Company Common Shares and Preferred Shares beneficially owned by such stockholders (collectively, the “Covered Shares”). The Company is party to the Tender and Support Agreements with Sundara and Flexpoint in respect of the Series A Preferred Shares owned by those entities. As of October 19, 2018, the Supporting Stockholders collectively beneficially owned, in the aggregate, 786,761 Common Shares, 966,666 Company Options and 133,333 of Series A Preferred Shares.

Each Tender and Support Agreement will terminate on the earliest to occur of (i) the termination of the Merger Agreement for any reason; (ii) the Merger becoming effective in accordance with the terms and provisions of the Merger Agreement; (iii) the acquisition by Parent or Merger Sub of all the Covered Shares of the Supporting Stockholder, whether pursuant to the Offer, the Merger or otherwise; (iv) an agreement in writing by Parent and the Supporting Stockholder; (v) if the Supporting Stockholder is a trust whose trustee is not a director or officer of the Company, the determination by such trustee of the Supporting Stockholder following a material development, event, fact, occurrence or material change in circumstances that first occurs or first arises after the date of such Tender and Support Agreement that was not known or reasonably foreseeable by the trustee of the Supporting Stockholder, after consultation with its outside legal counsel, that the failure to terminate the Tender and Support Agreement would violate the trustee’s fiduciary duties under applicable law; (vi) the Board making a Change in Recommendation; or (vii) if the Offer has expired without acceptance for payment of the Covered Shares pursuant to the Offer occurring on or before 5:30 p.m. (Philadelphia, Pennsylvania time), the first business day following such expiration of the Offer.

In addition to the foregoing, in Tender and Support Agreements with Flexpoint and Sundara, Flexpoint and Sundara (i) consented to the Company’s entry into the Merger Agreement pursuant to the Certificate of Designation of the Series A Preferred Shares and (ii) agreed to waive certain rights of first offer, drag-along rights, tag-along rights, put-rights and registration rights under that amended and restated securities purchase agreement, dated October 18, 2016 (the “Series A SPA”), by and among the Company, Flexpoint and Sundara. In connection with the foregoing, the Company agreed to not agree to or give any modification, consent, waiver or amendment to or under any provision of the Merger Agreement that would be adverse to Flexpoint or Sundara without the prior written consent of the holders of a majority of the Series A Preferred Shares then outstanding. Parent also agreed, without duplication of the obligations of the Company under the Series A SPA, to pay the out-of-pocket costs and expenses incurred by Flexpoint not to exceed $100,000 and Sundara not to exceed $25,000 in connection with the transactions contemplated by the Merger Agreement and the applicable Tender and Support Agreements, and to indemnify Flexpoint and Sundara from claims relating solely to the transactions contemplated by the Merger Agreement or the applicable Tender and Support Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to Annex A (Form of Tender and Support Agreements for Common Shares) and Annex B (Form of Tender and Support Agreements

for Series A Preferred Shares), respectively, of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9, and incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Common Shares and Preferred Shares generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation of the Board.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information—Merger-Related Compensation to Named Executive Officers of the Company,” which is incorporated herein by reference.

Treatment of Common Shares and Company Options in the Merger

Treatment of Common Shares

The Company’s executive officers and directors who tender the Common Shares they own pursuant to the Offer will be entitled to receive the same Common Share Offer Price per Common Share on the same terms and conditions as the other Company stockholders who tender Common Shares into the Offer. If the Merger occurs, at the Effective Time, any Common Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Common Share Offer Price per Common Share on the same terms and conditions as the other Company stockholders whose Common Shares are exchanged in the Merger.

Treatment of Company Options

Certain executive officers have unvested Company Options. The Merger Agreement provides that, immediately prior to the Effective Time, each outstanding Company Option that is unvested shall become fully vested, and each Company Option that is then outstanding shall, automatically and without any action required on the part of the holder thereof, be cancelled in exchange for the right of the holder thereof to receive (without interest) an amount in cash, equal to the product of (x) the total number of Common Shares underlying the Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Merger Consideration over the per-share exercise price of such Company Option (the “Company Option Payment”), less applicable tax withholdings; provided, that each Company Option with a per-share exercise price equal to or greater than the Merger Consideration shall be cancelled with no payment due to the holder thereof.

Based upon (i) the assumed Effective Time being December 5, 2018, (ii) the number of Common Shares and outstanding Company Options held by each of the Company’s executive officers (as set forth below) and each of the Company’s non-employee directors (as set forth below) and (iii) the Common Share Offer Price, the consideration that the Company’s executive officers and non-employee directors would receive with respect to their Shares and Company Options is set forth in the table below:

Name	Shares of Common Stock (#)	Value of Shares of Common Stock ($)	Number of Vested Company Options at the Effective Time (#)	Value of Vested Company Options at the Effective Time ($)	Number of Unvested Company Options Accelerated immediately prior to the Effective Time (#)	Value of Unvested Company Options Accelerated immediately prior to the Effective Time ($)
Executive Officers
Diane (Vogt) Faro	130,200	$657,510	600,000	$1,500,000	—	—
Gregory Krzemien	—	—	250,000	$492,500	50,000	$102,500
Michael Collester	1,652,296	$8,344,095	—	—	—	—
Peter B. Davidson	129,688	$654,924	125,000	$256,250	—	—

Non-Employee Directors
Donald J. Edwards(1)	11,959,920	$60,397,596	—	—	—	—
Robert Frankfurt	—	—	—	—	—	—
Robert Metzger	—	—	—	—	—	—
Steven M. Michienzi(2)	—	—	—	—	—	—
Laurence L. Stone(3)	4,903,196	$24,761,140	—	—	—	—

(1)

Donald J. Edwards was appointed to the Board by the holders of Series A Preferred Shares pursuant to the Series A Certificate of Designation. Represents 11,959,920 Common Shares issuable upon the conversion of 99,666 Series A Preferred Shares owned by Flexpoint. The general partner of Flexpoint is Flexpoint Management II, L.P., of which the general partner is Flexpoint Ultimate Management II, LLC. The sole managing member of Flexpoint Ultimate Management II, LLC is Donald J. Edwards.

(2)	Steven M. Michienzi was appointed to the Board by the holders of Series A Preferred Shares pursuant to the Series A Certificate of Designation.
(3)

Laurence L. Stone was appointed to the Board by the holders of Series A Preferred Shares pursuant to the Series A Certificate of Designation. Based solely on the information contained in a Schedule 13D/A filed by Sundara and Laurence L. Stone on October 25, 2018, Mr. Stone reported beneficial ownership over 4,903,196 Common Shares, including (i) 4,040,040 Common Shares issuable upon conversion of 33,667 Series A Preferred Shares, (ii) 13,300 Common Shares held by Mr. Stone directly, (iii) 125,000 Common Shares owned by LHLJ, Inc., (iv) 388,573 Common Shares owned by Main Line Trading Partners, LLC, and (v) 336,283 Common Shares owned by The Stone Family Trust, an irrevocable trust for the benefit of Mr. Stone’s children, of which his wife serves as a trustee.

Employment Agreements and other Arrangements with Executive Officers

The Company’s named executive officers are Diane (Vogt) Faro, Gregory M. Krzemien, Peter B. Davidson and Michael Collester. The Company is party to an employment agreement with each of Ms. Faro and Mr. Krzemien dated September 14, 2018 and November 15, 2017, respectively, and a transition agreement with Mr. Collester entered into on March 28, 2018, which employment agreements and transition agreement provide for certain severance benefits, as described in greater detail below. The Company is not party to an employment agreement with Mr. Davidson.

Severance. Pursuant to her employment agreement, if Ms. Faro’s employment is terminated without cause (and not due to her death or total disability) or if she terminates her employment for good reason, in addition to any base salary earned but unpaid through the date of termination and any accrued but unused vacation time as of the date of termination, Ms. Faro would be entitled to receive continued payment of her base salary until the later of (i) May 5, 2019 or (ii) six months following her termination date. Assuming such termination of Ms. Faro’s employment occurs after November 5, 2018, the amount payable to Ms. Faro would be $225,000 based on Ms. Faro’s current base salary. The Company’s obligation to make these payments and provide these benefits is conditioned upon Ms. Faro’s (i) continued compliance with the covenants under Section 4 of her employment agreement and (ii) execution, delivery and non-revocation of a valid and enforceable general release of claims in favor of the Company and related persons/entities and mutual non-disparagement agreement in the form acceptable to the Company. Under Section 4 of her employment agreement, following a termination of Ms. Faro’s employment by the Company without cause or by Ms. Faro for good reason, Ms. Faro is required to refrain from disclosing the Company’s confidential information and return company property, and both Ms. Faro and the Company are subject to a mutual nondisparagement obligation.

Pursuant to his employment agreement, if Mr. Krzemien’s employment is terminated without cause (and not due to his death or total disability) or if he terminates his employment for good reason, in addition to any base salary earned but unpaid through the date of termination and any accrued but unused vacation time as of the date of termination, Mr. Krzemien would be entitled to receive (i) continued payment of his base salary for twelve months following the date of termination (totaling $300,000 based on Mr. Krzemien’s current base salary) and (ii) accelerated vesting of the Company Options granted to Mr. Krzemien that would have vested during those twelve months following the date of termination had his employment not been terminated, such that those Company Options shall become fully vested as of the date of his termination (all of Mr. Krzemien’s unvested Company Options will vest in full immediately prior to the Effective Time and the expected value of these Company Options is set forth in the table above). The Company’s obligation to make these payments and provide these benefits is conditioned upon Mr. Krzemien’s (i) continued compliance with the covenants under Section 4 of his employment agreement and (ii) execution, delivery and non-revocation of a valid and enforceable general release of claims in favor of the Company and related persons/entities and mutual non-disparagement agreement in the form acceptable to the Company. Under Section 4 of his employment agreement, following a termination of Mr. Krzemien’s employment by the Company without cause or by Mr. Krzemien for good reason, Mr. Krzemien is required to refrain from disclosing the Company’s confidential information and return company property, and both Mr. Krzemien and the Company are subject to a mutual nondisparagement obligation.

Pursuant to his transition agreement, Mr. Collester agreed to voluntarily resign from his employment with the Company effective as of December 31, 2018, but continue to work for the Company until December 31, 2018 to transition his responsibilities to other employees of the Company. Pursuant to his transition agreement, Mr. Collester is entitled to payments of $2,000 per week through December 31, 2018. If Mr. Collester’s employment is terminated before December 31, 2018 by the Company for any reason other than a material breach by Mr. Collester of the transition agreement or covenants contained in Sections 3 through 5 of his amended and restated employment agreement dated August 23, 2016, Mr. Collester would be entitled to receive (i) any portion of the weekly payment through December 31, 2018 that remains outstanding as of the termination date in one lump sum payment and (ii) reimbursements for all premiums for his COBRA coverage through December 31, 2018, provided that he validly elects and remains eligible for continuation coverage pursuant to COBRA. If the Transactions close prior to December 31, 2018, Mr. Collester’s employment with the Company will terminate and he will be entitled to receive any portion of the weekly payment through December 31, 2018 that remains outstanding as of such change in control in one lump sum payment in connection with such change in control, as well as reimbursement for all COBRA premiums paid by him through December 31, 2018. Under his amended and restated employment agreement, if Mr. Collester’s employment terminates for any reason other than a termination by the Company for cause, Mr. Collester is subject to post-employment noncompetition and employee and customer nonsolicit restrictions that extend for twelve months following his termination of employment, as well as a restriction on disclosing the Company’s confidential information.

See “Item 8. Additional Information—Merger-Related Compensation to Named Executive Officers of the Company” for further information with respect to certain of these arrangements and for a quantification of golden parachute payments potentially payable to the Company’s executive officers in connection with the Merger.

Section 16 Matters

Pursuant to the Merger Agreement, the Company will take all reasonable steps as may be required to cause any dispositions of Common Shares (including derivative securities with respect to any equity securities of the Company) resulting from the Transactions by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the terms of the Merger Agreement, prior to the acceptance for payment of Common Shares and Preferred Shares validly tendered pursuant to the Offer, the Compensation Committee of the Company will approve each agreement, arrangement, or understanding entered into by the Company with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, and otherwise will take all necessary and appropriate actions to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Employee Matters Following the Merger

The Merger Agreement provides that, from and after the Closing Date, with respect to all employees of the Surviving Corporation or any Subsidiary of the Surviving Corporation at the Effective Time (“Continuing Employees”), Parent shall cause the service of each such Continuing Employee with the Company, the Surviving Corporation, the Company Subsidiaries, the Subsidiaries of the Surviving Corporation and all of their respective predecessors to be recognized for purposes (other than for purposes of service or benefit accrual under any defined benefit pension plan) under each employee benefit plan, program or arrangement of the Surviving Corporation, the Parent or any of their respective affiliates (collectively, the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, except to the extent such credit would result in a duplication of benefits. Additionally, each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent coverage under such Parent Benefit Plan replaces coverage under a comparable Company employee plan in which such Continuing Employee participated or was eligible to participate immediately before the replacement. Without limiting the foregoing, each Continuing Employee that was eligible to participate in the JetPay Corporation 401(k) Plan (the “Company 401(k) Plan”) immediately prior to the Closing Date shall be eligible to participate, immediately before the Closing, in a 401(k) plan maintained by Parent or one of its affiliates.

The Merger Agreement further provides that, for a period of twelve months immediately following the Closing Date, or if earlier, the date Continuing Employee terminates employment with Parent or its affiliates, Parent shall provide, or cause its affiliates to provide each Continuing Employee with (i) the hourly wage or base salary and target cash bonus opportunity for each Continuing Employee that, in each case, are substantially comparable in the aggregate to those in effect for similar Company employees employed immediately prior to the Closing Date and (ii) all other compensation and benefits (other than participation in a defined benefit pension plan, stock purchase plan and equity plans) that are substantially comparable in the aggregate to such Continuing Employee as those provided to such Continuing Employee immediately prior to the Closing Date, provided such Continuing Employee’s duties or employment status as full-time or part-time do not change. In addition to, and without limiting, the foregoing provisions in the event of the termination of employment of any Continuing Employee during the twelve months immediately following the Closing Date, Parent shall provide such Continuing Employee with severance payments and benefits that are substantially comparable in the aggregate to the greater of the severance payments and benefits Continuing Employee would have been entitled (i) under the severance plan or policy of the Company or Company Subsidiary applicable to such Continuing Employee immediately prior to the Closing or (ii) under the severance plans, agreements or arrangements of Parent and its affiliates, as amended from time to time (excluding, after the Closing, the Surviving Corporation and its Subsidiaries) in effect at the time such Continuing Employee’s termination of employment.

The Merger Agreement generally provides that, with respect to any Parent Benefit Plan that provides health and welfare benefits to the Continuing Employees and their eligible dependents, Parent will (i) waive all limitations as to pre-existing conditions, waiting periods, actively-at-work requirements and other conditions and exclusions that apply with respect to participation in such Parent Benefit Plans and (ii) credit all co-payments, deductibles and other expenses paid by Continuing Employees and their eligible dependents paid under each Company employee plan for purposes of satisfying any deductible, co-payment, co-insurance and maximum-out-of-pocket requirements under such Parent Benefit Plan.

From and after the Closing Date, Parent will honor, and will cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their terms as in effect on the Closing Date, all existing employment, retention, incentive, change in control and severance agreements between the Company and any Company Subsidiary and any Continuing Employee.

As of the date of the filing of this Schedule 14D-9, Parent has informed the Company that no members of the Company’s current management or of the Board have entered into any agreement, arrangement or understanding with Parent, Merger Sub or their respective affiliates regarding employment or other services with, or the right to convert into or reinvest or participate in the equity of, Parent or the Surviving Corporation or any of their respective affiliates other than those Tender and Support Agreements described in Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Parent, Merger Sub and Certain of Their Affiliates—Tender and Support Agreements. Moreover, although it is possible that certain members of the Company’s current management or of the Board will enter into such agreements, arrangements or understandings, as of the date of the filing of this Schedule 14D-9, Parent has also informed the Company that no discussions have occurred between members of the Company’s current management or of the Board and representatives of Parent or its respective affiliates with respect to any such agreement, arrangement or understanding.

Indemnification; Directors’ and Officers’ Liability Insurance.

Under the Company’s Charter and Bylaws

Consistent with the DGCL, the Company’s amended and restated certificate of incorporation (the “Charter”) requires the Company to promptly indemnify, to the fullest extent permitted by the DGCL, any director, officer or legal representative against all expenses (including, but not limited, to attorneys’ fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred or suffered in connection with any threatened, pending or completed investigation, action, suit or proceeding, whether civil, criminal, administrative or investigative and whether external or internal to the Company. The Charter also provides that the Company will also pay, on an as-incurred basis, all expenses incurred by such director, officer or legal representative in defending or appearing in or preparing to defend or appear in any threatened, pending or completed investigation, action, suit or proceeding, whether civil, criminal, administrative or investigative in advance of its final disposition.

Additionally, the Company has included in its amended and restated bylaws (the “Bylaws”) provisions that require the Company to indemnify its directors, officers, employees or agents of the Company against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Additionally the Bylaws include provisions that require the Company to indemnify its directors, officers, employees or agents of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of any threatened, pending or completed action or suit by or in the right of the Company to procure a judgement in its favor if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

Under these provisions, expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the Company as authorized by the Bylaws. The Bylaws also provide that no director or officer of the Company will be personally liable to the Company or to any stockholder of the Company for monetary damages for breach of fiduciary duty as a director or officer, provided that the liability of a director or officer shall not be limited (i) for any breach of the director’s or the officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director or officer derived an improper personal benefit.

In addition, the Company has entered into indemnification agreements with each of Donald J. Edwards, Steven M. Michienzi and Laurence L. Stone, directors appointed by the holders of Series A Preferred Shares pursuant to the Series A Certificate of Designation (the “Preferred Director Indemnification Agreements”). Each Preferred Director Indemnification Agreement contains additional indemnification and contribution provisions in favor of such directors.

This summary does not purport to be complete and is qualified in its entirety by reference to the Charter and Bylaws of the Company, which are filed as Exhibit (e)(4) and Exhibit (e)(5) to this Schedule 14D-9 and are incorporated herein by reference, and the Preferred Director Indemnification Agreements, which are filed as Exhibit (e)(12) and (e)(13) to this Schedule 14D-9 and are incorporated by reference herein.

Under the Merger Agreement

Section 6.09 of the Merger Agreement requires the Surviving Corporation to maintain directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time for a period of six years after the Effective Time covering each such persons currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. However, the Surviving Corporation will not be required to pay annual premiums in excess of 300% of the amount per annum the Company paid for such insurance in its last full fiscal year prior to the date of the Merger Agreement and will have no obligation to maintain such insurance if, prior to the Effective Time, the Company obtains a prepaid “tail” or “runoff” policy covering an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time.

Section 6.09 of the Merger Agreement also requires the Surviving Corporation to continue to fulfill and honor in all respects the Company’s existing indemnification, exculpation and expense reimbursement or advance agreement obligations, including the Company’s obligations under the Charter and Bylaws as discussed above, and to not adversely amend, repeal or otherwise modify the Company’s Charter or Bylaws with respect to exculpation, indemnification and expense reimbursement and advance agreement obligations on the part of the Company for a period of six years after the Effective Time (subject to certain exceptions).

In addition, Parent and the Surviving Corporation agreed, to the extent provided in the Preferred Director Indemnification Agreements and the Company’s Charter and Bylaws, to indemnify and hold harmless each director and officer against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened proceeding arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before, at or after the Effective Time in connection with such person’s service as a director or officer of the Company or any of its Subsidiaries. The Merger Agreement provides that if any such former director or officer seeks indemnification directly from Parent pursuant to the foregoing sentence, Parent and the Surviving Corporation shall control the defense of any such proceeding.

Legal Representation

Dechert LLP (“Dechert”) has served as counsel to the Special Committee and the Company with respect to the Merger Agreement, the Offer and the Merger and will receive fees for such representation.

Special Committee

Messrs. Metzger and Frankfurt, each members of the Board, served on the Special Committee in connection with the negotiation of the Transactions and will receive customary fees in connection with their service on the Special Committee. Each member of the Special Committee will receive a retainer of $37,500 and Mr. Metzger, as chairman of the Special Committee, will receive an additional $37,500 chair fee upon the earliest to occur of (i) the consummation of a Potential Transaction (defined below), (ii) the abandonment by the Company of all Potential Transactions and offers which, if consummated, would constitute a Potential Transaction, and (iii) the termination of the authority of the Special Committee by action of the Board. See also “Director Compensation” section of the Company’s proxy statement of the 2018 annual meeting of stockholders, filed with the SEC on August 6, 2018.

ITEM 4.         THE SOLICITATION OR RECOMMENDATION

Background of the Transactions; Reasons for the Recommendation of the Board.

Recommendation of the Board

At a meeting held on October 19, 2018, the Board, upon the unanimous recommendation of the Special Committee (as defined below), unanimously:

(i)    determined that the Merger Agreement, the Offer, the Merger and the Transactions are advisable, fair and in the best interests of the Company and the Company’s stockholders;

(ii)    elected that the Merger Agreement and the Merger contemplated thereby be expressly governed by and effected under Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following the consummation of the Offer;

(iii)    approved and declared advisable the Merger Agreement, the Offer, the Merger and the Transactions in accordance with the requirements of the DGCL; and

(iv)    resolved to recommend that the Company’s stockholders accept the Offer and tender their Common Shares and Preferred Shares to Merger Sub in the Offer.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON SHARES AND PREFERRED SHARES TO MERGER SUB PURSUANT TO THE OFFER. A PRESS RELEASE DATED OCTOBER 22, 2018, ISSUED BY PARENT AND THE COMPANY ANNOUNCING THE OFFER IS INCLUDED AS EXHIBIT E(2) HERETO AND IS INCORPORATED BY REFERENCE.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “Background of the Merger Agreement; Reasons for the Recommendation—Reasons for Recommendation” below.

Background of the Merger Agreements; Reasons for the Recommendation

Background of the Merger Agreement

Following an introduction by a director of the Company, on June 29, 2017, the Company entered into a confidentiality agreement with a private equity firm with a portfolio company in the payment processing space (“Party A”) to discuss potential opportunities involving the Company and Party A.

On July 11, 2017, representatives of the Company met with representatives of Party A to discuss potential partnerships between the Company and Party A.

On August 30 and August 31, 2017, following the exchange of evaluation materials regarding the Company, representatives of the Company and Party A met again in-person to discuss partnership opportunities between the Company and Party A in more detail.

On September 15, 2017, Party A furnished to the Company an initial non-binding indication of interest to acquire the Company at an enterprise valuation of $141 million, or $2.50 per Common Share (the “Preliminary IOI”). The Preliminary IOI represented a premium of approximately 39% to $1.80 per Common Share, the closing price of the Common Shares on The Nasdaq Capital Market (“Nasdaq”) on September 14, 2017.

On September 19, 2017, a special meeting of the Board was called to discuss the Preliminary IOI. On September 20, 2017, the Board met again to further discuss Party A’s Preliminary IOI. In considering the Preliminary IOI, the Board considered, among other things, the capital and liquidity needs of the Company in light of the ability of holders of Preferred Shares to redeem their Preferred Shares at their liquidation preference starting in October 2018. Following discussion of the Preliminary IOI, the Board unanimously determined that the terms and conditions set forth therein were unsatisfactory and instructed Dechert, counsel to the Company, to inform Party A of the Board’s determination.

On September 25, 2017, a representative of Dechert called outside counsel to Party A and conveyed the Board’s determination.

On October 2, 2017, Party A furnished to the Company a second indication of interest to acquire the Company for an enterprise value of $149 million, or $3.00 per Common Share (the “Second IOI”). A $3.00 per Common Share offer price represented a premium of approximately 62% to $1.85 per Common Share, the closing price of the Common Shares on Nasdaq on September 29, 2018.

On October 3, 2017, members of the Board and representatives of Dechert met to discuss the Second IOI. Representatives of Dechert discussed (i) the Board’s fiduciary duties in considering a potential change of control of the Company, such as the transaction contemplated in the Second IOI, and (ii) considerations relating to the possible creation of a special committee of the Board independent of the owners of the Preferred Shares to consider strategic alternatives for the Company.

On October 4, 2017, a representative of Dechert called outside counsel to Party A at the instruction of the Board and communicated that the Board had received the Second IOI and that the Board was considering its terms.

On October 30, 2017, Robert Frankfurt, an investment professional, was appointed to join the Board as an independent director. On November 20, 2017, Robert Metzger, a senior director and former investment banker at William Blair & Company, was appointed to the Board as an independent director.

At a meeting of the Board held on November 29, 2017, the Board constituted a special committee consisting of Messrs. Metzger and Frankfurt (the “Special Committee”) to consider strategic alternatives for the Company, including, but not limited to, any sale, merger or similar business combination involving the Company, such as the transaction contemplated by the Second IOI (a “Potential Transaction”). Mr. Metzger was appointed chairman of the Special Committee in light of his extensive mergers and acquisitions experience in the technology and financial sectors. The Special Committee was vested with the authority (i) to negotiate, or authorize others to negotiate, any offer made in connection with a Potential Transaction and, at any time that the Special Committee was considering such an offer, to solicit indications of interest from third parties and/or negotiate any other offers which would constitute an alternative to such Potential Transaction, (ii) to reject any offers relating to Potential Transactions which the Special Committee could not favorably recommend to the Board and (iii) to recommend to the Board any Potential Transaction that it had approved, subject to final approval by the Board.

On December 4, 2017, representatives of Dechert met with the Special Committee to discuss the Special Committee’s mandate, the responsibilities and fiduciary duties of the Special Committee in evaluating Potential Transactions and certain other considerations, including the capital structure of the Company (including the redemption rights of the Preferred Shares) and the importance of maximizing value for the Common Shares. Later that week, the Special Committee engaged Dechert as its legal counsel.

Between December 20, 2017 and December 22, 2017, the Special Committee met with three potential financial advisors, including FT Partners LP and FTP Securities LLC (“FTP Securities” and, together with FT Partners LP, “FT Partners”). The potential financial advisors presented to the Special Committee on, among other things, their capabilities and credentials, their proposed process for identifying and evaluating potential candidates for a Potential Transaction and the process through which they would value the Company and assess valuations presented by third parties.

On December 27, 2017, FT Partners sent a draft engagement letter to the Special Committee.

On December 28, 2017, the Special Committee determined to engage FT Partners as its financial advisor. In deciding to engage FT Partners, the Special Committee considered, among other things, FT Partners’ qualifications and experience with respect to mergers and acquisitions generally and with respect to advising companies similar to the Company and input from former clients of FT Partners.

Between December 28, 2017 and January 25, 2017, Dechert, at the instruction of the Special Committee, negotiated the engagement letter with FT Partners. On January 25, 2018, the Special Committee arranged for the execution of the FT Partners’ engagement letter, which provided that FT Partners would provide the Special Committee with financial advice and assistance in connection with a Potential Transaction, including, if requested by the Special Committee, the delivery of a fairness opinion regarding the fairness, from a financial point of view of the consideration to be received by the holders of Common Shares in a Potential Transaction.

On January 4, 2018, the Special Committee met with representatives of FT Partners and Dechert to discuss the parameters of the Company’s consideration of strategic alternatives, a response to the Second IOI and next steps in the evaluation of strategic alternatives for the Company. Following a discussion, the Special Committee determined that the Second IOI was financially inadequate but that FT Partners should continue to engage with Party A and commence sell-side due diligence to prepare to better acquaint Party A and potentially introduce other third parties to the unique capabilities of the Company.

During the first two weeks of January 2018, representatives of FT Partners met with Company management regarding the Company’s overall business, sales channels, financials and technology, among other matters. Company management, at the direction of the Special Committee and with the assistance of FT Partners, solicited proposals from providers of sell-side due diligence services and commenced work with FT Partners to prepare materials for use by the Special Committee and FT Partners in the consideration of strategic alternatives.

On January 13, 2018, at the direction of the Special Committee, FT Partners contacted Party A to resume a dialogue regarding the Second IOI and a Potential Transaction involving the Company. In January and February, 2018, in-person meetings between senior executives of the Company and senior executives of Party A were scheduled to occur on January 30 and January 31, 2018 as well as on February 19 and February 20, 2018.

On January 16 and 23, 2018, representatives of FT Partners updated the Special Committee on the transaction process to date, including a review of the materials previously provided to Party A; the preparation of management, financial and technology presentations; third party financial, tax and information technology due diligence; the preparation of a virtual data room; and the preparation of a preliminary list of potential buyers in consultation with the Special Committee (collectively, the “Process Materials”).

In half day meetings January 30, 2018 and January 31, 2018, representatives from the Company, including the Company’s chief executive officer, and representatives of FT Partners met with senior executives of Party A to discuss the Company’s information technology, product offerings and operations.

On February 2, 2018, representatives of FT Partners presented to the Special Committee on the meetings with Party A and key follow-up items. FT Partners further updated the Special Committee on management and FT Partners’ progress on the Process Materials. Following discussion, the Special Committee directed FT Partners to open a virtual data room to Party A to assist in further discussions regarding a Potential Transaction.

Representatives of the Company and Representatives of Party A again met on February 19 and February 20, 2018 to discuss the Company and a Potential Transaction.

Party A was granted access to the virtual data room on February 8, 2018.

On March 3 and March 13, 2018, representatives of FT Partners presented to the Special Committee on the preparation of the Process Materials and the status of discussions with Party A regarding a Potential Transaction.

On March 7, 2018, at a regularly scheduled meeting of the Board, the Special Committee and representatives of FT Partners presented to the Board on the Special Committee’s work, including the preparation of the Process Materials. The Special Committee also held a telephonic process update call with FT Partners on March 27, 2018.

On March 7, 2018, Party A informed FT Partners that it is unlikely that it would increase its offer.

On March 30, 2018, FT Partners presented to the Special Committee on Party A’s stated unwillingness to materially improve the financial terms of the Second IOI. FT Partners further presented to the Special Committee the list of potential third party buyers developed in consultation with the chairman of the Special Committee, the financial projections prepared by management for use in the Process Materials and preliminary valuation analyses prepared by FT Partners. The Special Committee directed FT Partners to prepare an updated list of potential partners for the Company in a Potential Transaction.

On April 5, 2018, Dechert, at the instruction of the Special Committee, shared a proposed process timeline for a Potential Transaction developed by FT Partners and the Special Committee, including potential buyer outreach, with the Board.

In April 2018, FT Partners, at the direction of the Special Committee, began the process of contacting potential acquirers of the Company. In the first round of outreach, FT Partners contacted 39 strategic acquirers determined to be have a reasonable likelihood of being interested in a Potential Transaction. The initial buyer outreach list, which was approved by the Special Committee, was informed by FT Partners’ judgment that strategic acquirers, rather than financial sponsors, were the most likely candidates for a Potential Transaction.

In May and June of 2018, FT Partners regularly reviewed the buyer outreach list with the Special Committee and contacted additional potential acquirers. By June 27, 2018, FT Partners had contacted 43 prospective strategic acquirers and 27 financial sponsors at the direction of the Special Committee.

Of the potential acquirers contacted by FT Partners between April and mid-June 2018, 20 executed confidentiality agreements with the Company and 14 held a meeting with Company management or made arrangements for a meeting with Company management.

On April 20, 2018, the Company entered into a confidentiality agreement with a potential strategic buyer (“Party B”) and, on the same date, senior executives from the Company and certain executives of Party B participated in a call to discuss the Company. Party B was provided access to the evaluation materials regarding the Company.

Between May 1 and May 10, 2018, the Company entered into a confidentiality agreement with each of five additional potential strategic buyers (“Party C”, “Party D”, Party E”, “Party F” and “Party G”, respectively). Evaluation material were made available to each of Party C, Party D, Party E, Party F and Party G.

On May 10, 2018, representatives from the Company and certain executives of Party C participated in an in-person meeting to discuss the Company and a Potential Transaction.

On May 16, 2018, representatives from the Company and certain executives from Party D participated in an in-person to discuss the Company and a Potential Transaction.

Between May 17 and June 1, 2018, the Company entered into a confidentiality agreement with each of three additional potential strategic buyers and one financial sponsor (“Party H”, “Party I”, and “Party J”, and “Party W” respectively). Between June 1, 2018 and June 18, 2018, the Company entered into a confidentiality agreement with each of seven additional potential buyers (“Party K”, “Party L”, “Party M”, “Party N”, “Party O”, “Party P” and “Party Q”). Evaluation materials regarding the Company were made available to each of Parties H through Q.

On June 1, 2018, representatives from the Company and certain executives from Party E participated in an in-person meeting to discuss the Company and a Potential Transaction.

On June 4, 2018, representatives from the Company and certain executives from Party F participated in an in-person meeting to discuss the Company and a Potential Transaction.

On June 5, 2018, representatives from the Company and certain executives from Party G participated in an in-person meeting to discuss the Company and a Potential Transaction.

On June 6, 2018, representatives from the Company and certain executives from Party H participated in an in-person meeting to discuss the Company and a Potential Transaction.

On June 12, 2018, representatives from the Company and certain executives from Party I participated in an in-person meeting to discuss the Company and a Potential Transaction.

Also on June 12, 2018, representatives from the Company and certain executives from Party K participated in an in-person meeting to discuss the Company and a Potential Transaction.

Between June 15 and June 27, 2018, the Company and held separate telephonic meetings with Party L, Party M, Party N, Party O, Party P and Party Q about the Company and a Potential Transaction.

Between the end of May and early June 2018, FT Partners communicated by email to all of the approximately 25 remaining potential buyers to submit written, all-cash, preliminary proposals for the acquisition of the Company by the end of June 2018, with a target of June 22, 2018.

No written offers for the sale of the entire business were received on the preliminary bid deadline of June 22, 2018.

On June 24, 2018, FT Partners communicated to the Special Committee the outcome of the strategic alternatives process to date.

On June 27, 2018, a special meeting of the Board was held. The Special Committee updated the Board on the Special Committee’s exploration of strategic alternatives for the Company to date, including the fact that FT Partners, on behalf of the Company, had conducted outreach to 43 prospective strategic acquirers and 27 financial sponsors and that management calls or meetings had been held with 15 potential acquirers. Following the special meeting of the Board, the Special Committee recommended that FT Partners continue to engage with prospective acquirers of the entire business while the Board and Special Committee considered other strategic alternatives, including the potential sale of the Company’s payroll business.

Between mid-June and mid-July 2018, representatives of Party W and Party K made a verbal offer to FT Partners to purchase a portion of the Company’s assets.

On July 30, 2018, the Company entered into a confidentiality agreement with a financial sponsor (“Party S”) and provided to Party S with access to evaluation materials regarding the Company.

On July 31, 2018, the Company entered into a confidentiality agreement with a financial sponsor (“Party R”) and provided to Party R with access to evaluation materials regarding the Company.

On August 4, 2018, the Company entered the Parent Confidentiality Agreement. Evaluation materials regarding the Company, including access to the virtual data room, were shared with Parent and its representatives and an in-person meeting with the Company’s management team was scheduled.

On August 8, 2018, representatives of Parent attended a management presentation in the Company’s Carrollton, Texas office.

On August 15, 2018, representatives of FT Partners and two other investment banking firms presented to the Board on strategic alternatives available to the Company in light of the Special Committee’s transaction process to date and the potential redemption of Preferred Shares starting in October 2018.

Between August 27 and August 28, 2018, the Company entered into confidentiality agreements with each of two additional financial sponsors (“Party T” and “Party U,” respectively).

On September 6, 2018, FT Partners, acting at the direction of the Special Committee, sent a process letter to Parent and each of Party R, Party S, Party T, Party U and Party V, a financial sponsor in preliminary discussions regarding the Company, conveying a September 20, 2018 deadline for preliminary indications of interest.

On September 10, 2018, representatives of the Company met with representatives of Parent and their technology advisers regarding due diligence matters at the Philadelphia office of Dechert.

On September 11, 2018, representatives from the Company and certain executives from Party U participated in a call to discuss the Company and a Potential Transaction.

On September 19, 2018, representatives from the Company and certain executives from Party T participated in a call to discuss the Company and a Potential Transaction.

On September 20, 2018, Parent submitted an initial indication of interest for the all-cash acquisition of the Company at a price of $4.42 per Common Share (the “Parent Preliminary Offer”). The Parent Preliminary Offer represented a premium of approximately 168% over $1.65 per Common Share, the closing price of the Common Shares on Nasdaq on September 20, 2018.

On the evening of September 20, 2018, FT Partners presented an analysis of the Parent Preliminary Offer to the Special Committee. FT Partners also presented to the Special Committee background information regarding Parent and recent discussions with Parent, including Parent’s indications that it could be in a position to enter into a definitive agreement within three to four weeks following the acceptance of the Parent Preliminary Proposal.

On September 21, 2018, the Special Committee had a telephonic meeting with representatives of Dechert and FT Partners regarding the Parent Preliminary Offer. The Special Committee instructed Dechert to prepare a draft Merger Agreement and to coordinate with Company management on the preparation of draft disclosure schedules and instructed FT Partners to engage with Parent on discussions regarding price.

On September 24, 2018, FT Partners sent its preliminary financial analysis of the Parent Preliminary Offer to the Special Committee.

On September 26, 2018, the Special Committee met with representatives of FT Partners and Dechert. Representatives of FT Partners presented a summary of the Parent Preliminary Proposal. The Special Committee asked questions, a discussion ensued and the Special Committee asked that FT Partners engage in additional outreach to Party D, Party F, Party L and an additional financial sponsor (“Party V”).

On September 26, 2018, FT Partners responded to the Parent Preliminary Proposal and indicated that the Company had determined that Parent would remain a participant in the bid process and was being invited to continue in the process.

On September 26, 2018, Dechert shared the latest draft of the Merger Agreement with the Special Committee and with Kirkland & Ellis LLP (“K&E”), counsel to Flexpoint, the Company’s largest owner of Series A Preferred Shares. Between September 27, 2018 and September 28, 2018, representatives of Dechert answered questions from the Special Committee regarding the draft Merger Agreement. On September 28, 2018, K&E provided comments on the draft Merger Agreement on behalf of Flexpoint to Dechert.

On the evening of September 28, 2018, Dechert made available to Parent and its representatives a draft Merger Agreement in the virtual data room.

On September 30, 2018, the Special Committee held a meeting at which representatives of FT Partners presented to the Special Committee on discussions with Parent since the Parent Preliminary Offer, expectations for Parent’s best and final offer and preliminary valuation analyses regarding the Parent Preliminary Offer.

While the Special Committee was meeting on September 30, Parent submitted to FT Partners a final, detailed indication of interest for the all-cash acquisition of the Company at a price of $5.05 per Common Share (the “Parent Final Offer”). The Parent Final Offer represented a premium of approximately 166% to $1.90 per Common Share, the closing price of the Common Shares on Nasdaq on September 30, 2018

On October 1, 2018, a special meeting of the Board was called at which the Special Committee presented to the Board on the Parent Final Offer and discussed next steps. It was discussed that under the terms of the Parent Final Offer and at the Series A Preferred Share and Series A-1 Preferred Share conversion prices then in effect, it would be economically preferable for the holders of Series A Preferred Shares to convert those shares into Common Shares and for holders of Series A-1 Preferred Shares to receive the liquidation preference applicable to such Series A-1 Preferred Shares. The Special Committee instructed FT Partners to continue to negotiate a transaction with Parent consistent with the terms presented in the Parent Final Offer.

On October 1, 2018, Dechert made available to Parent draft disclosure schedules.

On October 5, 2018, Benesch, Friedlander, Coplan & Aronoff LLP (“Benesch”), counsel to Parent, sent to Dechert an initial markup of the Merger Agreement and a draft tender and support agreement proposed by Parent to be signed by certain equityholders of the Company.

On October 10, 2018, the Special Committee met with representatives of Dechert and FT Partners to discuss the status of negotiations and the principal issues raised by Benesch’s draft of the Merger Agreement dated October 5, 2018. The Special Committee instructed FT Partners and Dechert to negotiate with Parent and its representatives and to coordinate with senior executives of the Company to pursue a transaction on the timeframe proposed by Parent.

Later in the day on October 10, 2018, Dechert returned a revised draft of the Merger Agreement to Benesch. On October 14, 2018, Benesch sent a revised draft of the Merger Agreement to Dechert, which Dechert further revised and returned to Benesch on October 16, 2018. Between October 18, 2018 and until the signing of the Merger Agreement on October 19, 2018, Dechert and Benesch exchanged multiple drafts of the Merger Agreement and the other transaction documents, including the Company’s disclosure schedules. Between October 10 and October 19, 2018, K&E, on behalf of Flexpoint, participated in negotiations regarding the form of tender and support agreement required from the holders of Series A Preferred Shares.

In the afternoon of October 19, 2018, the Special Committee held a meeting with representatives of FT Partners and Dechert. Following a presentation by FT Partners of an analysis of the financial terms of the Offer and the Merger and the delivery of FT Partners’ verbal opinion that the consideration to be received by the holders of Common Shares pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Common Shares (other than Parent, Merger Sub and their respective Affiliates), the Special Committee recommended that the Merger Agreement and the Transactions were advisable to the Company and its stockholders and recommended to the Board that the Board approve the Merger Agreement and the Transactions. Immediately following the meeting of the Special Committee, the Board convened and, following presentations by FT Partners, acting at the request of the Special Committee, on the financial aspects of the Transactions and Dechert on the duties of the Board and the terms of the Merger Agreement, approved the Merger Agreement and the Transactions contemplated thereby. Following the meeting, FT Partners delivered to the Special Committee a written opinion of the fairness, from a financial point of view, of the consideration to be received by the holders of Common Shares pursuant to the Merger Agreement, to holders of the Common Shares (other than Parent, Merger Sub and their respective affiliates).

In the hours following the Board meeting, the parties completed the transaction documents. In the evening of October 19, 2018, the parties executed and delivered the Merger Agreement and other transaction documents. A joint press release announcing the transaction was issued prior to the opening of the U.S. stock market on October 22, 2018.

Reasons for Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Special Committee and the Board consulted with senior executives of the Company regarding, among other things, the industry in which the Company operates, the Company’s business and operating plans, the potential redemptions of the Preferred Shares and the Company’s prospects as an independent, public company. In addition, the Special Committee consulted with its financial advisor, and the Special Committee’s financial advisor, acting at the Special Committee’s direction, consulted with the Board, regarding the financial aspects of the transactions contemplated by the Merger Agreement, as well as the fairness, from a financial point of view, to the holders of the Common Shares, except Parent, Merger Sub and their respective affiliates, of the consideration to be received by such stockholders pursuant to the transactions, and with its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and related issues.

In reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Common Shares and Preferred Shares accept the Offer and tender their Common Shares and Preferred Shares into the Offer and, if required by applicable law, adopt and approve the Merger Agreement, the Board considered numerous factors, including the recommendation of the Special Committee and following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	Offer Price. The Board considered:

•	the fact that the Common Share Offer Price represented approximately a 146% premium to $2.05, the trading price at which the Common Shares closed on October 19, 2018;

•

the fact that, based on the conversion ratio applicable to Series A Preferred Shares on October 19, 2018, the economic interests of the holders of Series A Preferred Shares were economically aligned with the holders of Common Shares (i.e., such Series A Preferred Shares were worth more on an as-converted basis than at their contractually designated liquidation value); and

•

the Special Committee’s recommendation, and the Board’s belief, that it had obtained Parent’s best and final offer, and that, as of the date of the Merger Agreement, the Common Share Offer Price represented the highest per share consideration reasonably obtainable.

•

Cash Consideration; Certainty of Value. The Board considered the fact that the form of consideration payable to the Company’s stockholders will be cash, which will provide the Company’s stockholders with certainty of value and immediate liquidity, while reducing the market and long-term business risks related to the Company’s future growth prospects.

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No Financing Condition. The Board considered the fact that the Offer and the Merger are not subject to a financing condition. The Board also considered the fact that Parent had access to sufficient capital to satisfy Parent’s and Merger Sub’s obligations under the Merger Agreement under an existing credit facility.

•

Business and Financial Condition and Capital Structure of the Company. The Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of the Company and the execution risks associated with the implementation of the Company’s business strategy, along with the potential redemption of the Preferred Shares, and its belief, based on its familiarity with such financial condition, results, business, competitive position, properties, assets and prospects and the opinion provided by the Special Committee’s financial advisor, that the all-cash consideration to be received by the holders of Common Shares (other than Parent, Merger Sub and their respective affiliates) pursuant to the Merger Agreement, is fair, from a financial point of view.

•

Alternatives. The Board considered the potential benefits of exploring a sale transaction with alternative potential acquirers and the likelihood that any such parties would engage in a transaction with the Company on the same timeframe as Parent and with a value and contractual terms and conditions superior to those contained in the Merger Agreement. The Board also considered the possibility of continuing as an independent, public company, taking into consideration the notification letter received from the Listing Qualifications Department of The Nasdaq Stock Market LLC that the Company had failed to regain compliance with The Nasdaq Capital Market’s Listing Rule 5550(b)(2) . Based on the value, timing, risk allocation and other terms and conditions negotiated with Parent, the Board ultimately determined that the Offer and the Merger are more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including continuing as an independent, public company. The Board also reviewed and took into consideration the outcome of the extensive auction process managed by the Special Committee, discussions between the various interested third parties with respect to Potential Transactions with those third parties, the Board’s assessment as to the probability that a third party with the financial means would agree to a transaction at a higher price than Parent on similar terms to those agreed to with Parent, that any such agreed transaction would actually be consummated, and the fact that, at any time before the consummation of the Offer, the Company would retain the right to respond to certain unsolicited written Acquisition Proposals (as more fully described below in “—Other Terms of the Merger Agreement—Ability to Respond to Certain Unsolicited Acquisition Proposals.”).

•

Financial Analyses and Opinion of the Company’s Financial Advisor. The Board considered, and the Special Committee considered in making its recommendation to the Board, the financial analysis reviewed by FT Partners as well as the oral opinion of FT Partners rendered to the Special Committee on October 19, 2018 (which was subsequently confirmed in writing by delivery of FT Partners’ written opinion addressed to the Special Committee dated October 19, 2018), as to, as of October 19, 2018, the fairness, from a financial point of view, to the holders of Common Shares, other than Parent, Merger Sub and their respective affiliates (the “Excluded Holders”), of the Merger Consideration to be received by such stockholders in the Transactions pursuant to the Merger Agreement. See “—Opinion of the Company’s Financial Advisor”. The Board was aware that FT Partners would be entitled to a transaction fee based on the value of the Transactions currently estimated to be approximately $5,003,447, $650,000 of which became payable to FT Partners upon the rendering of its opinion to the Board and the remainder of which is contingent upon the consummation of the Transactions.

•

Negotiation Process and Procedural Fairness. The Board considered the fact that the terms of the Offer and the Merger were the result of robust arms’-length negotiations between the parties at the direction of the Special Committee and with the assistance of legal and financial advisors.

•

Tender Offer Structure; Speed of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure as a tender offer for the Common Shares and Preferred Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Common Shares and Preferred Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Common Shares and Preferred Shares in the Offer.

•	Likelihood of Completion. The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	the absence of any financing condition to the consummation of the Offer or the Merger;

•	the reputation and financial condition of Parent;

•	the fact that the conditions to the Offer and the Merger are specific and limited in scope;

•

that the only material regulatory filings that would be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and

•

the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including, in certain circumstances, the consummation of the Offer and the Merger, as well as the fact that, under the Merger Agreement, Parent and Merger Sub agreed that, under certain circumstances, specific performance is the appropriate remedy for breaches thereof.

•

Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, which are more fully described in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board considered important included:

•

Minimum Condition. Consummation of the Offer is conditioned on there being validly tendered into the Offer, and not validly withdrawn prior to the then scheduled expiration of the Offer, that number of Common Shares and Preferred Shares, together with the Common Shares owned by Parent and Merger Sub (if any), represents at least a majority of the voting control of the issued and outstanding Common Shares and Preferred Shares (such condition, the “Minimum Condition”), which Minimum Condition, if satisfied, would demonstrate strong support for the Offer and the Merger by the Company’s stockholders;

•

Ability to Respond to Certain Unsolicited Acquisition Proposals. The fact that, under the terms of the Merger Agreement, at any time before the consummation of the Offer, if the Company receives an unsolicited written Acquisition Proposal (as defined in Section 11—“The Merger Agreement” of the Offer to Purchase) that did not result from a breach of the Company’s non-solicitation obligations under the Merger Agreement that the Board determines in good faith, after consultation with the Company’s outside legal and financial advisors and based on information then available, constitutes, or could reasonably be expected to lead to or result in, a Superior Proposal (as defined in Section 11—“The Merger Agreement” of the Offer to Purchase), the Company may provide confidential information (pursuant to a customary confidentiality agreement on terms no less favorable to the Company, in the aggregate, than those contained in the Parent Confidentiality Agreement and subject to provision of the same confidential information to Parent) and/or engage in discussions or negotiations with the person or entity making such Acquisition Proposal;

•

Ability to Accept a Superior Proposal. The fact that, under the terms of the Merger Agreement, at any time before the consummation of the Offer, in response to an unsolicited written Acquisition Proposal from any person that the Board determines in good faith, after consultation with its outside counsel, (i) constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, the Board may change its recommendation that holders of Common Shares and Preferred Shares accept the Offer and tender their Common Shares and Preferred Shares into the Offer and/or terminate the Merger Agreement and cause the Company to enter into a definitive agreement with respect to a Superior Proposal, subject to a four business day match period that would provide Parent the opportunity to negotiate with the Company in order to amend the Merger Agreement. If the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal, the Company will have an obligation to pay to Parent a termination fee of $6,187,500 (the “Termination Fee”). The Board believed the Termination Fee, representing approximately 3.75% of the equity value of the Company at the Offer Price, would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for the Company;

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Ability to Make a Change in Recommendation in Response to an Intervening Event. The fact that, under the terms of the Merger Agreement, at any time before the consummation of the Offer, in response to the occurrence or arising of a material development, event, fact, occurrence or material change in circumstances (other than an Acquisition Proposal) that was not known to or reasonably foreseeable by the Board as of the date of the Merger Agreement, the Board may change its recommendation that holders of Common Shares and Preferred Shares accept the Offer and tender their Common Shares and Preferred Shares into the Offer if the Board determines, after consultation with its outside counsel and financial advisor, that failure to take such action would reasonably be expected to be inconsistent with the Board’s fiduciary duties under applicable law; provided, that the Company has provided Parent four business days’ prior written notice advising Parent that it intends to take such action and specifying, in reasonable detail, the reasons for such action;

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Extension of the Offer. The fact that, under the terms of the Merger Agreement, while Merger Sub’s obligation to accept and pay for all Common Shares that have been validly tendered in the Offer and not properly withdrawn is subject to a number of conditions (the “Offer Conditions”), Merger Sub is required to extend the Offer beyond the initial Offer Expiration Time in consecutive increments of up to ten business days if any Offer Condition has not been satisfied or waived (but not beyond the earlier of February 28, 2019 (the “End Date”) and the termination of the Merger Agreement in accordance with its terms and, if the Minimum Condition is the sole unsatisfied condition, for no longer than sixty business days in the aggregate); and

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Appraisal Rights. The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for holders of Common Shares who do not tender their Common Shares into the Offer and, if applicable, do not vote their Common Shares in favor of adoption and approval of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per Common Share amount than the Common Share Offer Price, which appraisal rights avoid delays in the transaction so that other holders of Common Shares will be able to receive the Common Share Offer Price for their Common Shares in the Offer and the Merger, as applicable.

In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

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No Participation in the Company’s Future. The Board considered that if the Offer and the Merger are consummated, holders of Common Shares and Preferred Shares will receive the applicable Offer Prices and/or the Merger Consideration in cash and will no longer have the opportunity to (i) participate in any future earnings or growth of the Company or (ii) benefit from any potential future appreciation in the value of the Common Shares or Preferred Shares, including any value that could be achieved if the Company engages in future strategic or other transactions;

•	Non-Solicitation Covenant. The Board considered that the Merger Agreement imposes restrictions on soliciting competing Acquisition Proposals from third parties;

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Termination Fees. The Board considered the fact that the Company must pay Parent a Termination Fee representing approximately 3.75% of the equity value of the Company at the Offer Price if (i) the Company terminates the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) Parent terminates the Merger Agreement because the Board has changed its recommendation, (iii) Parent terminates the Merger Agreement because the Company has intentionally and knowingly (i.e., both the action that constituted the breach was deliberate and not inadvertent and, at the time, those taking or authorizing such action knew that such action would constitute a material breach) breached any material provision of its non-solicitation obligations, or (iv)(A) either party terminates the Merger Agreement because the Merger has not been consummated by the End Date or Parent terminates the Merger Agreement as a result of an intentional and knowing breach of the Merger Agreement by the Company, (B) prior to such termination an Acquisition Proposal was made to the Board or the Company or publicly announced and (C) the Company consummates, or enters into a definitive agreement regarding, an Acquisition Transaction within twelve months following the termination of the Merger Agreement. The Board determined that these Termination Fee provisions would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for the Company;

•

Interim Operating Covenants. The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the Company to, and to cause its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course and to maintain and preserve intact its business organization, assets and technology and material business relationships. In addition, the Merger Agreement requires the Company not to, and to not permit any of its subsidiaries to, take certain actions between signing and closing, including, among other things and subject to certain exceptions, splitting, reclassifying, encumbering and transferring its securities, amending its organizational documents, merging or consolidating with entities (other than Parent and Merger Sub in connection with the Transactions), selling, leasing or otherwise disposing of its material real or personal property, entering into or terminating contracts that would constitute Material Contracts under the terms of the Merger Agreement, making material changes to its employee benefits arrangements or accounting methods, principles or practices, or implementing or announcing material staff employee layoffs (as more fully described in Section 11—“The Merger Agreement” of the Offer to Purchase);

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Risks the Offer and Merger May Not Be Completed. The Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, Common Shares and Preferred Shares may not be purchased pursuant to the Offer and the Merger may not be consummated. The Board also considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and the potential effect on the trading price of the Common Shares;

•

Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company;” and

•	Taxable Consideration. The Board considered that the all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Common Shares and Preferred Shares.

The foregoing discussion of the factors considered by the Board, and by the Special Committee in making its recommendation to the Board, is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the Transactions, including the Offer and the Merger, outweighed the potential negative factors. The Board collectively reached the conclusion to unanimously approve the Merger Agreement and the Transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the Transactions, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weight to different factors.

Intent to Tender

Certain stockholders and certain of the directors and executive officers of the Company, entered into the Tender and Support Agreements with Parent and Merger Sub, pursuant to which such stockholders, directors and executive officers agreed, among other things, and subject to the terms and conditions of the Tender and Support Agreements, subject to certain limitations and exceptions, have agreed to tender all Common Shares and Preferred Shares beneficially owned by such stockholders, directors and officers in the Offer. For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Parent, Merger Sub and Certain of Their Affiliates—Tender and Support Agreement” above, which is incorporated herein by reference.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor

The Special Committee retained FT Partners as financial advisor in connection with the transaction. With respect to this engagement, the Special Committee requested that FTP Securities evaluate whether the consideration to be received by the holders of Common Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates). At a meeting of the Special Committee held on October 19, 2018, FTP Securities rendered an oral opinion, confirmed by delivery of a written opinion dated the same date, to the Special Committee to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as described in its opinion, the Common Share Offer Price to be received by holders of Common Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates).

The full text of FTP Securities’ opinion describes the assumptions made, procedures followed, matters considered and limitations and qualifications with respect to the review undertaken by FTP Securities. This opinion is attached as Annex A and is incorporated herein by reference. FTP Securities’ opinion was provided for the use and benefit of the Special Committee (in its capacity as such) in its evaluation of the Common Share Offer Price from a financial point of view and did not address any other aspect of the Transactions or any other matter. The opinion did not address the relative merits of the Transactions, including the Offer and the Merger, as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Transactions. FTP Securities’ opinion does not constitute a recommendation as to whether or not any holder of Common Shares should tender such shares in connection with the Offer or how any stockholder should vote or act in connection with any other matter. The following summary is qualified in its entirety by reference to the full text of FTP Securities’ opinion.

In arriving at its opinion, FTP Securities, among other things:

•	reviewed a draft, dated October 18, 2018, of the Merger Agreement;

•	reviewed certain publicly available financial and other information about the Company;

•	reviewed certain information furnished to it by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

•	held discussions with members of senior management of the Company concerning the matters described in the second and third bullets immediately above;

•	reviewed the Common Share trading price history and valuation multiples for Common Shares and compared them with those of certain publicly traded companies that FTP Securities deemed relevant;

•	compared the proposed financial terms of the Transactions with the financial terms of certain other transactions that FTP Securities deemed relevant; and

•	conducted such other financial studies, analyses and investigations as FTP Securities deemed appropriate.

In its analysis and in rendering its opinion, FTP Securities assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to FTP Securities (including, without limitation, the information described above) or that was otherwise reviewed by FTP Securities. FTP Securities relied on assurances of the management of the Company that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, FTP Securities did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did FTP Securities conduct a physical inspection of any of the properties or facilities of, the Company and FTP Securities was not furnished with, and assumed no responsibility to obtain, any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by FTP Securities, FTP Securities noted that projecting future results of any company is inherently subject to uncertainty. The Company informed FTP Securities, however, and FTP Securities assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. FTP Securities expressed no opinion as to the Company’s financial forecasts or the assumptions on which they were made.

FTP Securities’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of FTP Securities’ opinion. FTP Securities expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which FTP Securities becomes aware after the date of its opinion.

FTP Securities made no independent investigation of any legal, tax or accounting matters affecting the Company, and assumed the correctness in all respects material to its analysis of all legal, tax and accounting advice given to the Company and the Special Committee, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and the transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing its opinion, FTP Securities did not take into account any tax consequences of the Transactions to any holder of Common Shares. FTP Securities also assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by FTP Securities. FTP Securities also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the transaction.

FTP Securities’ opinion was provided for the use and benefit of the Special Committee in its consideration of the Transactions, and FTP Securities’ opinion did not address the relative merits of the Transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transactions or the terms of the Merger Agreement or the documents referred to therein. FTP Securities’ opinion does not constitute a recommendation as to whether or not any holder of the Common Shares should tender such shares in connection with the Offer or how any stockholder should vote or act in connection with any other matter. In addition, FTP Securities, at the direction of the Special Committee, did not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, including holders of the Preferred Shares, other than the holders of Common Shares. FTP Securities expressed no opinion as to the price at which Common Shares will trade at any time. Furthermore, FTP Securities did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transactions relative to the consideration to be received by holders of Common Shares. The issuance of FTP Securities’ opinion was authorized by the fairness committee of FTP Securities.

In connection with rendering its opinion to the Board, FTP Securities performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by FTP Securities in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to the Company or the Transactions. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

FTP Securities believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying FTP Securities’ analyses and opinion. FTP Securities did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company underlying FTP Securities’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, FTP Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired. Accordingly, the estimates used in, and the range of the valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as FTP Securities’ view of the actual value of the Company or the Common Shares.

The consideration to be received by holders of Common Shares pursuant to the Merger Agreement was determined through negotiation between the Company and the Parent, and the decision by the Company to enter into the Merger Agreement was solely that of the Special Committee and Board. FTP Securities’ opinion and financial analyses was only one of many factors considered by the Special Committee and Board in their evaluation of the Transactions and should not be viewed as determinative of the views of the Special Committee, the Board or the Company’s management with respect to the Transactions or the Common Share Offer Price.

The following is a brief summary of the material financial analyses provided to the Special Committee and performed by FTP Securities in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand FTP Securities’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of FTP Securities’ financial analyses. For purposes of the financial analyses described below, the term EBITDA means earnings before interest, taxes, depreciation and amortization, and references to the Company’s adjusted EBITDA means the Company’s EBITDA as adjusted for gain or loss on disposal of fixed assets, legal cost for non-recurring matters, legal settlement costs, share-based compensation and employee stock purchase plan. Financial data utilized for the Company in the financial analyses described below was based on public filings or financial forecasts and estimates of the Company’s management. The management projections for the period through 2023 are referred to as the Company management projections and are described below in “Item 4.—The Solicitation or Recommendation—Certain Projections.”

Financial Analyses of the Company

Selected Public Companies Analysis. FTP Securities reviewed publicly available financial, stock market and operating information of the Company and selected companies set forth in the following table in four categories: core pure-play processing companies, diversified processing companies, international processing companies and payroll/check processing companies, which FTP Securities in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with similar operating and financial characteristics, providing similar services and serving similar markets. These companies are collectively referred to in this section as the “selected companies.”

FTP Securities reviewed enterprise values, which is generally the market value of common equity (taking into account applicable dilutive securities, if any) plus the book value of debt less cash adjusted for any minority interest positions and equity interest positions, as a multiple of adjusted EBITDA for each selected company for the last twelve months ended June 30, 2018 (“LTM”) and for estimated calendar year 2018. Financial data of the selected companies were based on publicly available information.

The multiples observed for the core pure-play processing companies, diversified processing companies, international processing companies and payroll/check processing companies in relation to adjusted EBITDA for LTM ended June 30, 2018 and estimated calendar year 2018 were:

EV / Adjusted EBITDA
	LTM	2018E
Core Pure-Play Processing
Worldpay/Vantiv, Inc.	19.9x	19.5x
Global Payments Inc.	17.4x	16.3x
Median	18.7x	17.9x
Mean	18.7x	17.9x

Diversified Processing
First Data Corp.	13.3x	13.0x
Total System Services Inc. (TSYS)	16.0x	15.7x
Median	14.7x	14.3x
Mean	14.7x	14.3x

Diversified Processing
Worldline	15.7x	14.8x
Evertec	11.9x	10.8x
Median	13.8x	12.8x
Mean	13.8x	12.8x

Payroll/Check Processing
ADP	23.3x	21.6x
Paychex	16.3x	16.2x
Insperity	20.3x	19.2x
Median	20.3x	19.2x
Mean	20.0x	19.0x

Based on its professional judgment and after taking into consideration, among other things, the observed data for the selected companies, FTP Securities then applied the Company’s actual adjusted EBITDA for LTM of $6.5 million and the Company’s estimated adjusted EBITDA for 2018 of $7.8 million to adjusted EBITDA multiples of 14.0x to 20.0x for the LTM ended June 30, 2018 and 13.0x to 19.0x for estimated calendar year 2018, derived from the selected companies to corresponding data of the Company based on actual results for LTM and the Company’s management projections for calendar year 2018. This analysis indicated the following approximate implied per Common Share reference ranges for the Company, as compared to the Common Share Offer Price:

Implied Per Common Share Reference Ranges Based on:		Common Share Offer Price
Adj. EBITDA LTM	Adj. EBITDA 2018E
$0.00 — $2.18	$0.41 — $3.28	$5.05

Discounted Cash Flow Analysis. FTP Securities performed a discounted cash flow analysis of the Company by calculating the estimated present value of the unlevered free cash flows (see the section entitled “Item 4.—The Solicitation or Recommendation—Certain Projections”) that the Company had forecasted to generate for the period from December 31, 2018 through December 31, 2023 based on management’s projections and terminal values based on an exit multiple range of 9.0x to 13.0x applied to the Company’s estimated calendar year 2023 adjusted EBITDA. FTP Securities derived the multiples based on certain precedent transactions and comparable public companies, determined by FTP Securities based on its experience in the industry and judgment as a financial advisor. The unlevered free cash flows and terminal values were discounted to present value using discount rates ranging from 15.0% to 21.0%, which were based on an estimated weighted average cost of capital analysis for the Company, taking into account certain metrics including unlevered and levered beta (based on the median of the selected companies identified above under “–Selected Public Companies Analysis”), equity market risk premium adjusted for a small company size premium of 11.63% and a 26% tax rate following utilization of net operating losses (NOLs), 8% pre-tax cost of debt based on the Company’s latest debt issuance per management and 14.87% cost of preferred equity based on the expected internal rate of return required by preferred investors based on a 2x liquidation preference with a five-year term. For purposes of this analysis, stock based compensation was treated as a cash expense. This analysis indicated the following approximate implied equity value per Common Share reference range for the Company, as compared to the Common Share Offer Price:

Implied Per Common Share Reference Range	Common Share Offer Price
$4.77 — $7.93	$5.05

Selected Precedent Transactions Analysis. Using publicly available information, FTP Securities reviewed financial data relating to the following eleven selected transactions, five involving public company targets and six involving private company targets, which FTP Securities in its professional judgment considered generally relevant for comparative purposes as transactions involving target companies with similar business characteristics and/or markets served. These eleven transactions are collectively referred to in this section as the “selected transactions”:

Announcement Date	Target	Acquirer
August 3, 2017*	Paysafe	CVC/Blackstone

July 5, 2017*	Worldpay	Vantiv, Inc.

June 2, 2017**	Sage	GTCR

May 29, 2017*	Cardconnect	First Data Corp.

January 26, 2016**	TransFirst	TSYS

December 15, 2015*	Heartland Payments	Global Payments

October 13, 2014**	TransFirst	Vista Equity

May 12, 2014**	Mercury Payment Systems	Vantiv, Inc.

June 30, 2012**	Merchant e-Solutions	Cielo

September 15, 2010**	NPC	Fifth Third

August 6, 2010*	RBS Worldpay	Advent International/Bain Capital

*	Public target.
**	Private target.

FTP Securities reviewed enterprise values of the selected transactions as a multiple of the applicable target companies’ LTM adjusted EBITDA, in each case for the LTM prior to the date of the respective transaction. Financial data of the selected transactions were based on press releases, public filings and other publicly available information. The overall low to high LTM adjusted EBITDA multiples observed for the selected transactions was 5.8x to 19.7x (with a mean and median of 13.4x and 13.1x, respectively). FTP Securities noted that the adjusted EBITDA multiple observed for the Company at the $5.05 Common Share Offer Price was 28.4x for its LTM ended June 30, 2018 adjusted EBITDA of $6.5 million provided by management. FTP Securities then applied a selected range of LTM adjusted EBITDA multiples of 10.0x to 16.0x derived from the selected transactions to the Company’s LTM, as of June 30, 2018, adjusted EBITDA of $6.5 million provided by management. This analysis indicated the following approximate implied equity value per Common Share reference range for the Company, as compared to the Common Share Offer Price:

Implied Per Common Share Reference Range	Common Share Offer Price
$0.00 — $0.54	$5.05

Leveraged Buyout Analysis. FTP Securities performed an illustrative leveraged buyout analysis to estimate the theoretical prices at which a financial sponsor might effect a leveraged buyout of the Company. For purposes of this analysis, FTP Securities assumed that a financial buyer would attempt to realize a return on its investment at the end of calendar year 2023, with a valuation of the Company realized by the financial sponsor in such subsequent exit transaction based on a 9.0x to 13.0x aggregate value to estimated calendar year 2023 adjusted EBITDA multiple based on management projections. For purposes of this analysis, FTP Securities also assumed an illustrative multiple of debt to estimated 2018 adjusted EBITDA at the transaction date of 4.0x and a blended interest rate of 8.00% over LIBOR (with a LIBOR floor of 1.25%). FTP Securities then derived a range of theoretical purchase prices based on an assumed required internal rate of return for a financial buyer of between 25.0% and 35.0%, based on FTP Securities’ experience and professional judgment as a financial advisor. This analysis indicated the following approximate implied equity value per Common Share reference range for the Company, as compared to the Common Share Offer Price:

Implied Per Common Share Reference Range	Common Share Offer Price
$1.02 — $5.32	$5.05

Additional Information

FTP Securities observed certain additional information that was not considered part of FTP Securities’ financial analysis with respect to its opinion but were noted for informational purposes, including:

•

closing prices of Common Shares (i) at October 12, 2018 of $1.85 per Common Share, (ii) during the 52-week period ended October 12, 2018, noting that during such period the Common Share prices ranged from $1.65 to $3.10 per Common Share and (iii) during each of the 180-day period, the 90-day period, the 60-day period and the 30-day period ended October 12, 2018, noting that during such periods the Company’s average closing Common Share prices (volume weighted) were $2.07, $1.87, $1.84 and $1.89 per Common Share, respectively.

•

publicly available information for 148 selected merger and acquisition transactions with a target in the United States that had all-cash consideration, all stock consideration and those with a mix of cash and stock consideration with transaction values between $150 million and $500 million, based on values calculated by S&P Capital IQ, which were announced in the last five years to October 12, 2018 across all sectors, excluding financials, real estate and energy and power companies, and excluding transactions with a premium above 100% or below (100%). FTP Securities reviewed the acquisition premiums for these transactions based on the percentage premium/discount ultimately paid over each target’s stock price 1-trading day, 1-week and 4-weeks prior to the initial public announcement of the applicable transaction and observed that the median premiums/discounts observed for the selected transactions were (i) medians for transactions announced in the last year of 25%, 31% and 35% 1-trading day prior to announcement, 1-week prior to announcement and 4-weeks prior to announcement, respectively, (ii) medians for transactions announced in the last two years of 31%, 28% and 36% 1-trading day prior to announcement, 1-week prior to announcement and 4-weeks prior to announcement, respectively, (iii) medians for transactions announced in the last three years of 33%, 35% and 34% 1-trading day prior to announcement, 1-week prior to announcement and 4-weeks prior to announcement, respectively, (iv) medians for transactions announced in the last four years of 34%, 39% and 36% 1-trading day prior to announcement, 1-week prior to announcement and 4-weeks prior to announcement, respectively, and (v) medians for transactions announced in the last five years of 32%, 31% and 33% 1-trading day prior to announcement, 1-week prior to announcement and 4-weeks prior to announcement, respectively. Applying the median of the median premiums for each of the time periods in clauses (i) through (v) above for the selected mergers and acquisitions transactions one-trading day, 1-week and 4-weeks prior to announcement to the Common Share price at such times prior to October 12, 2018, resulted in an illustrative implied price per Common Share of (i) $2.44 1-trading day prior (using the Common Share price of $1.85 per Common Share), (ii) $2.63 1-week prior (using the price of $2.00 per Common Share) and (iii) $2.34 4-weeks prior (using the price of $1.75 per Common Share).

•

the most recent price targets for the Common Shares, as provided by equity analysts at two firms that cover the Company, noting that such one firm has a 12-month price target of $3.00 per Common Share and the other firm did not provide an official price target.

Miscellaneous

FT Partners was engaged by the Special Committee to act as financial advisor to the Company in connection with the Transactions, and FTP Securities will receive an aggregate fee for its services currently estimated to be approximately $5,003,445, $650,000 of which was payable upon delivery of FTP Securities’ opinion. The Company also agreed to reimburse FT Partners for its reasonable expenses and to indemnify FT Partners against liabilities arising out of or in connection with the services rendered and to be rendered by FTP Partners under its engagement.

FT Partners has not provided other financial advisory or financing services to the Company and its affiliates in the two-year period prior to the date of its opinion. FT Partners may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent and their respective affiliates, for which FT Partners would expect to receive compensation. In the ordinary course of business, FTP Securities, FT Partners and their affiliates may trade or hold securities of the Company or the Parent and/or their respective affiliates for FTP Securities’ and FT Partners’ own account and, accordingly, may at any time hold long or short positions in those securities.

Certain Projections

Important Information Concerning the Projections

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates. In connection with the consideration of strategic alternatives, certain non-public projected financial data relating to the Company for the years 2018 through 2023 was prepared between February and May 2018 by or at the direction of, and approved for FT Partners’ use by, management of the Company (the “Projections”). The Projections were provided to potential acquirors (including Parent), to the Special Committee and Board to assist the Board in its evaluation of the proposed Offer and the Merger, and to FT Partners who were authorized to rely upon the Projections in providing financial advice to the Special Committee in connection with the Offer and the Merger.

The following is a summary of the Projections (with dollar amounts in thousands):

	Fiscal Year Ending December 31,
	2018 (estimated)	2019 (estimated)	2020 (estimated)	2021 (estimated)	2022 (estimated)	2023 (estimated)
Net Revenue(1)	$65,929	79,082	93,573	107,244	124,578	144,710
Cost of Processing Revenue	$36,042	42,667	48,992	55,422	62,203	69,461
Gross Profit	$29,887	36,415	44,581	51,822	62,374	75,249
SG&A Expenses	$22,073	24,284	26,981	29,774	33,121	38,684
EBITDA(2)	$7,814	12,131	17,600	22,048	29,253	36,566
Net Income (Loss)(3)	$803	5,184	11,031	15,847	23,169	30,567

(1)	Net of interchange, dues and assessments.
(2)	Earnings before interest, taxes, depreciation or amortization. Includes add-back for non-cash stock compensation and employee stock purchase plan.
(3)	Excludes net operating loss utilization.

Additional Information Concerning the Projections

The summary of the Projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial Projections that were provided to the Special Committee and the Board, potential acquirors and FT Partners, and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender his, her or its Common Shares or Preferred Shares into the Offer or for any other purpose. The Projections were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. In addition, certain of the projected financial information set forth above, such as EBITDA, are non-GAAP financial measures. Non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows as a measure of liquidity. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. No reconciliation of non-GAAP measures in the Projections to GAAP measures was created or used in connection with the Transactions.

The Projections are forward-looking statements.

No independent registered public accounting firm provided any assistance in preparing the Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Projections. Such reports do not extend to the Projections and should not be read to do so.

By including the Projections in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Projections. The Company has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning the Projections. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or FT Partners or any other person considered, or now considers, the Projections to be material or necessarily predictive of actual future results or events, and the Projections should not be relied upon as such.

The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Common Shares and Preferred Shares for the accuracy of this information.

In particular, the Projections, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and results in the Projections not being achieved include, but are not limited to, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and the Company’s subsequent Quarterly Reports on Form 10-Q, and in “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements,” which is incorporated herein by reference. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections do not reflect a complete tax provision analysis. The information set forth in the Projections is not fact and should not be relied upon as being necessarily indicative of future results.

The Projections were developed for the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore, the Projections do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Projections do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Projections summarized in this section were prepared between February and May of 2018 prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

IN LIGHT OF THE FOREGOING FACTORS AND THE UNCERTAINTIES INHERENT IN THE PROJECTIONS, READERS OF THIS SCHEDULE 14D-9  ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS.

ITEM 5.         PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the grant to Ms. Faro of a bonus consisting of 85,460 Common Shares pursuant to her Employment Agreement on October 1, 2018 and Ms. Faro’s and Messrs. Davidson, Krzemien and Stone’s entry into the Tender and Support Agreements, no transactions with respect to Common Shares or Preferred Shares have been effected during the sixty days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its officers, directors, affiliates or subsidiaries.

ITEM 7.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, securities by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.        ADDITIONAL INFORMATION

Merger-Related Compensation to Named Executive Officers of the Company

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that could become payable to each of the Company’s named executive officers, and that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such terms are used to describe the transaction-related compensation that could become payable to the Company’s named executive officers. The Company’s named executive officers for its most recently completed fiscal year were Diane (Vogt) Faro, Gregory M. Krzemien, Peter B. Davidson, Michal Collester and the former Chairman, Bipin C. Shah.

The amounts indicated in the table below titled “Golden Parachute Compensation” are estimates of the amounts that would be payable, assuming, solely for purposes of this table, that (i) the Merger is consummated on December 5, 2018, (ii) the Offer Price is $5.05 and (iii) the value of Company Options is calculated based on the number of Common Shares subject to Company Options held by each named executive officer as of the filing of this Schedule 14D-9. Accordingly, the amounts received by Ms. Faro and Messrs. Krzemien, Collester and Davidson in connection with the Merger may materially differ from the amounts set forth below. As described below, all of the amounts set forth in the table below would be payable solely by virtue of the consummation of the Merger (“single-trigger” payments).

Golden Parachute Compensation

Name	Cash ($)		Equity ($)		Total ($)(3)
Diane (Vogt) Faro	—		—		—
Gregory M. Krzemien	—		102,500	(2)	102,500
Michael Collester	$8,190	(1)	—		$8,190	(1)
Peter B. Davidson	—		—		—

(1)

This amount represents the remaining payments due to Mr. Collester under the terms of his transition agreement upon the closing of the Merger. This amount is a single-trigger payment and is payable in a lump sum cash payment. Although not contingent upon a sale of the Company, if Ms. Faro’s or Mr. Krzemien’s employment were to be terminated by the Company without cause at any time, Ms. Faro and Mr. Krzemien would be entitled to receive certain severance payments. Mr. Collester’s transition agreement, as well as the severance payments potentially payable to Ms. Faro and Mr. Krzemien are described in greater detail in

“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Employment Agreements and other Arrangements with Executive Officers.”
(2)

Represents the value of Mr. Krzemien’s unvested Company Options (50,000) that are expected to become fully vested immediately prior to the Effective Time based on the assumptions set forth above and the per share exercise price of each such Company Option. This amount is a single-trigger arrangement. As described in greater detail in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Company Options,” each Company Option that is outstanding immediately prior to the Effective Time that is unvested will become vested and each Company Option that is outstanding immediately prior to the Effective Time will be cancelled for a cash payment equal to the product of (x) the total number of Common Shares underlying the Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Merger Consideration over the per-share exercise price of such Company Option, less applicable Tax withholdings; provided, that each Company Option with a per-share exercise price equal to or greater than the Merger Consideration shall be cancelled with no payment due to the holder thereof.

(3)	All amounts in this table are single-trigger payments.

Prior to the Effective Time, the Company may pay certain cash transaction and/or retention bonuses to employees of the Company, including Peter B. Davidson, the Vice Chairman and Corporate Secretary, and Gregory M. Krzemien, the Chief Financial Officer, for efforts in connection with the Transactions. These bonuses, if paid, will not exceed $400,000 in the aggregate. No such individual transaction or retention bonuses have been formally approved or paid as of the date of this Schedule 14D-9. Any such bonuses would be paid as transaction expenses in connection with the closing of the Transactions.

Regulatory Approvals

The Offer is conditioned on satisfaction of the conditions that all waiting periods under the HSR Act will have expired or been terminated.

United States Antitrust Laws

Under the HSR Act and the rules (the “HSR Rules”) that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated until the parties have filed their Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division of the United States Department of Justice (“Antitrust Division”) and the applicable waiting period has expired or been terminated. The purchase of Common Shares and Preferred Shares pursuant to the Offer is subject to such requirements. See Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase. Flexpoint, as the “ultimate parent entity” (as such term is defined in the HSR Rules) of the Company, and Parent filed Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on November 2, 2018.

The FTC and the Antitrust Division review the legality under the antitrust laws of transactions such as the acquisition of Common Shares and Preferred Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Shares and Preferred Shares pursuant to the Offer or seeking divestiture of the Common Shares and Preferred Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered their Common Shares in the Offer and who otherwise in all respects, properly exercise and perfect a demand for and are entitled to appraisal for such shares in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Common Shares in accordance with Section 262 of the DGCL.

Stockholders should be aware that the fair value of their Common Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Common Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the consummation of the Offer, which is the first date on which Merger Sub irrevocably accepts for purchase the Common Shares tendered pursuant to the Offer, deliver to the Company at the address indicated below a written demand for appraisal of Common Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Common Shares in the Offer; and

•	continuously hold of record the Common Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to JetPay Corporation, Attention: Peter B. Davidson, Corporate Secretary, 7450 Tilghman Street, Suite 170, Allentown, PA 18106. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Common Shares. If the Common Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Common Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Common Shares.

A record stockholder, such as a broker who holds Common Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Common Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Common Shares, such demand will be presumed to cover all Common Shares held in the name of such record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Common Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Common Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Common Shares who had previously demanded appraisal of their Common Shares. The Company is under no obligation to and has no present intention to file a Petition and holders should not assume that the Company will file a Petition or that it will initiate any negotiations with respect to the fair value of the Common Shares. Accordingly, it is the obligation of the holders of Common Shares to initiate all necessary action to perfect their appraisal rights in respect of the Common Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Common Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Common Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Common Shares. Such statement must be mailed within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Common Shares, a person who is the beneficial owner of Common Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such Petition by any such holder of Common Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Common Shares and with whom agreements as to the value of their Common Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Common Shares. The Delaware Court may require that Dissenting Stockholders submit their Common Share and Preferred Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Common Share and Preferred Share certificates pending resolution of the appraisal proceedings.

The Common Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each holder of Common Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Common Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. The Delaware Court must dismiss the proceedings as to all holders of Common Shares who are otherwise entitled to appraisal rights unless (i) the total number of Common Shares entitled to appraisal exceeds 1% of the outstanding Common Shares or (ii) the value of the consideration provided in the Merger for such total number of Common Shares exceeds $1 million.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Common Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Common Shares payable to stockholders of record thereafter.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Common Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Common Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Common Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Common Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Common Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the applicable Offer Price.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL COMMON SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE APPLICABLE OFFER PRICE.

Anti-Takeover Statutes

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three (3) years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not outstanding voting stock owned by the interested stockholder) those shares owned (x) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) at or following the time at which such person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In accordance with the provisions of Section 203 of the DGCL, the Company’s Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, for purposes of Section 203 of the DGCL, as a result of which the Merger Agreement and the Transactions are not and will not be subject to any restrictions under Section 203 of the DGCL. Furthermore, neither Parent nor Merger Sub is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL.

The Company is not aware of any other state anti-takeover laws or regulations that are applicable to the Transactions, including the Offer and the Merger, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above.

Shareholder Approval Not Required

If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for stock of a public corporation, and subject to certain statutory provisions, the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement in which the target corporation is a constituent corporation under the DGCL and the target corporation’s certificate of incorporation, and the holders of stock not tendered into the tender offer (other than holders of stock for which appraisal rights have been validly perfected or stock owned by Parent, the Company or any of their respective wholly owned subsidiaries) receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Certain Litigation

To the knowledge of the Company, as of the date of this Schedule 14D-9, there is no pending litigation against the Company, Parent or Merger Sub in connection with the Offer or the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and the Company’s subsequent Quarterly Reports on Form 10-Q.

Cautionary Statement Regarding Forward-Looking Statements

This Schedule 14D-9 includes “forward-looking statements.” You can sometimes identify forward looking-statements by our use of the words “believes,” “anticipates,” “expects,” “intends,” “plans,” “forecast,” “guidance” and similar expressions. You are cautioned that there can be no assurance actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of such factors. Forward-looking statements include, but are not limited to, statements with respect to the plans, strategies and objectives of management for business strategy, outlook, objectives, milestones, plans, intentions, goals, future financial condition or otherwise as to future events. Please refer to the risks detailed from time to time in the reports we file with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, for additional risk factors that could cause our actual results to differ materially from those stated or implied by such forward-looking statements. Any forward-looking statement made by the Company in this announcement are based only on information currently available to the Company and speak only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, unless required by law.

ITEM 9.        EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated November 2, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by NCR Corporation and Orwell Acquisition Corporation on November 2, 2018 (the “Schedule TO”)).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(i)	Frequently Asked Questions, first used October 22, 2018 (incorporated by reference to Exhibit 99.1 to JetPay Corporation’s 14D-9 filed on October 22, 2018).

(a)(5)(ii)	Email to Employees, first used October 22, 2018 (incorporated by reference to Exhibit 99.2 to JetPay Corporation’s 14D-9 filed on October 22, 2018).

(a)(5)(iii)	Form of Email to Customers, first used October 22, 2018 (incorporated by reference to Exhibit 99.3 to JetPay Corporation’s 14D-9 filed on October 22, 2018).

(a)(5)(iv)	Transcript of Michael Hayford video e-mailed to JetPay employees on October 22, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by NCR Corporation and Orwell Acquisition Corporation on October 22, 2018).

(a)(5)(v)	Email to JetPay employees, dated October 22, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by NCR Corporation and Orwell Acquisition Corporation on October 22, 2018).

(a)(5)(vi)	Excerpt of Transcript of NCR Corporation’s Third Quarter 2018 Earnings Call on October 30, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by NCR Corporation and Orwell Acquisition Corporation on November 1, 2018).

(e)(1)	Agreement and Plan of Merger, dated October 19, 2018, by and among JetPay Corporation, NCR Corporation and Orwell Acquisition Corporation (incorporated by reference to Exhibit 2.1 JetPay Corporation’s Current Report on Form 8-K filed on October 22, 2018).

(e)(2)	Press Release, dated October 22, 2018 (incorporated by reference to Exhibit 99.1 to JetPay Corporation’s Current Report on Form 8-K filed on October 22, 2018).

(e)(3)	Confidentiality Agreement, dated as of August 4, 2018, by and between JetPay Corporation and NCR Corporation (filed herewith).

(e)(4)	Amended and Restated Certificate of Incorporation of JetPay Corporation (incorporated by reference to Exhibit 3.I of JetPay Corporation’s Current Report on Form 8-K filed on August 2, 2013).

(e)(5)	Amended and Restated Bylaws of JetPay Corporation. (incorporated by reference to Exhibit 3.6 of JetPay Corporation’s Current Report on Form 8-K filed on August 23, 2013).

(e)(6)	JetPay Corporation Employee Stock Purchase Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the Commission on July 2, 2015).

(e)(7)	Amended and Restated 2013 JetPay Corporation Stock Incentive Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the Commission on July 1, 2016).

Exhibit No.	Description

(e)(8)	Amendment No. 1 to the Amended and Restated JetPay Corporation 2013 Stock Incentive Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the Commission on July 7, 2017).

(e)(9)	Employment Agreement, dated September 14, 2018, by and between the Company and Diane (Vogt) Faro (incorporated by reference to Exhibit 10.1 of JetPay Corporation’s Current Report on Form 8-K filed on September 17, 2018).

(e)(10)	Employment Agreement, dated November 15, 2017, by and between the Company and Gregory M. Krzemien (incorporated by reference to Exhibit 10.2 of JetPay Corporation’s Current Report on Form 8-K filed on November 21, 2017).

(e)(11)	Transition Agreement, dated March 28, 2018, by and between JetPay Corporation and Michael Collester (incorporated by reference to Exhibit 10.60 of JetPay Corporation’s Annual Report on Form 10-K filed on March 28, 2018).

(e)(12)	Form of Preferred Directors Indemnification Agreement (incorporated by reference to Exhibit 10.1 of JetPay Corporation’s Current Report on Form 8-K filed on October 11, 2013).

(e)(13)	Indemnification Agreement, dated as of October 18, 2016, by and among JetPay Corporation and Laurence L. Stone (incorporated by reference to Exhibit 10.1 of JetPay Corporation’s Current Report on Form 8-K filed on October 24, 2016).

(g)	Not applicable

Annex A	— Opinion of FTP Securities LLC, dated October 19, 2018

Annex B	— Section 262 of the Delaware General Corporation Law Rights of Appraisal

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

JETPAY CORPORATION

By:	/s/ Gregory M. Krzemien
Name: Gregory M. Krzemien
Title: Chief Financial Officer

Dated: November 2, 2018

ANNEX A

OPINION OF FTP SECURITIES LLC

October 19, 2018

Special Committee of the Board of Directors

JetPay Corporation

7450 Tilghman Street, Suite 170

Allentown, PA 18106

Members of the Special Committee:

We understand that JetPay Corporation, a Delaware corporation (the “Company”), NCR Corporation, a Maryland corporation (“Parent”), and Orwell Acquisition Corporation, a Delaware corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent will cause Merger Sub to commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) at a price for each share equal to $5.05 (such amount, or any higher amount per share paid pursuant to the Tender Offer, as may be adjusted in accordance with the Merger Agreement, the “Consideration”) payable in cash, without interest. The Merger Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Common Stock, other than (i) shares of Common Stock owned by Parent, Merger Sub or the Company (including shares of Common Stock held by the Company as treasury stock) or held by any subsidiary thereof immediately prior, all of which shares will be cancelled and shall cease to exist or (ii) Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive an amount equal to the Consideration in cash, without interest. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Special Committee of the Board of Directors of the Company (the “Special Committee”) has asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub, and their respective affiliates).

In arriving at our opinion, we have, among other things:

A.	reviewed a draft dated October 18, 2018 of the Merger Agreement;

B.	reviewed certain publicly available financial and other information about the Company;

C.	reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

D.	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

E.	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

F.	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

G.	conducted such other financial studies, analyses and investigations as we deemed appropriate.

For purposes of our analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal, tax or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal, tax and accounting advice given to the Company and the Special Committee, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction.

It is understood that our opinion is for the use and benefit of the Special Committee in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Common Stock or any other person should vote or act on the Transaction or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, including holders of the Preferred Shares (as defined in the Merger Agreement), other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of FTP Securities LLC.

We have acted as financial advisor to the Special Committee in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. The Company has agreed to reimburse our reasonable expenses and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have not, in the past, provided material financial advisory or material financing services to the Company, Parent or their respective affiliates, we may, however, provide such services in the future and may receive, fees for the rendering of such services. We and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub, and their respective affiliates).

Very truly yours,

/s/ FTP SECURITIES LLC

FTP SECURITIES LLC

ANNEX B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word

“corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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